Exhibit (b)1(b)
                         Islamia Group of Funds


               Establishment and Designation of Series of


                      Shares of Beneficial Interest

     Pursuant to Section 2 of Article IV of the Declaration of Trust dated December 16, 1996 (the "Declaration"), of Islamia Group of Funds, a Massachusetts business trust (the "Trust"), the Trustee of the Trust, this 4th day of January, 1997 hereby establishes and designates two series of Shares (as defined in the Declaration) (each a "Fund") to have the special and relative rights described below.

     1.   The following two Funds are established and designated:

          Islamia Growth Fund

          Islamia Income Fund

     2. Each Fund shall be authorized to hold cash, invest in securities, instruments and other property and use investment techniques as from time to time described in the Trust's then currently effective registration statement under the Securities Act of 1933 to the extent pertaining to the offering of Shares of such Fund. Each Share of each Fund shall be redeemable, shall be entitled to one vote (or fraction thereof in respect of a fractional share) on matters on which Shareholders of that Fund may vote in accordance with the Declaration, shall represent a pro rata beneficial interest in the assets allocated or belonging to such Fund, and shall be entitled to receive its pro rata share of the net assets of such Fund upon liquidation of such Fund, all as provided in Article IV, Sections 2 and 5 of the Declaration. The proceeds of the sale of Shares of each Fund, together with any income and gain thereon, less any diminution or expenses thereof, shall irrevocably belong to such Fund, unless otherwise required by law.

     3. Shareholders of each Fund shall vote either separately as a series on any matter to the extent required by, and any matter shall be deemed to have been effectively acted upon with respect to such Fund as provided in, Rule 18f-2, as from time to time in effect, under the Investment Company Act of 1940, as amended (the "1940 Act"), or any successor rules, and by the Declaration.

     4. The assets and liabilities of the Trust shall be allocated among each Fund as set forth in Article IV, Section 5 of the Declaration.

     5. The designation of the two Funds hereby shall not impair the power of the Trustees from time to time to designate additional series of Shares of the Trust.

     6. Subject to the applicable provisions of the 1940 Act and the provisions of Article IV, Sections 2 and 5 of the Declaration, the Trustees shall have the right at any time and from time to time to reallocate assets and expenses or to change the designation of each Fund now or hereafter created, or to otherwise change the special relative rights of each Fund designated hereby without any action or consent of the Shareholders.

     In Witness Whereof, the undersigned, being the sole Trustee(s) of the Trust have, executed this instrument as of this 4th day of January, 1997.

      /s/ Q. Ali Yar Khan
 Qamaruddin Ali Yar Khan
   as Trustee
 1553 Bloomingdale Road, Suite #900
 Glendale Heights, IL  60139



State of Illinois   )
                    ) SS.
County of DuPage    )

     Then personally appeared the above-named person(s) who are known to me to be Trustee(s) of the Trust whose name(s) and signature(s) are affixed to the foregoing Declaration of Series and who acknowledged the same to be his/her free act and deed, before me this 4th day of January, 1997.

                                    /s/ Michael B. Abbott
                                    Notary Public
                                    My Commission Expires: Oct 28, 2000